OGE Energy Corp.
2002 Annual Report



OGE, what have you done for me lately?

OGE Energy Corp. (NYSE: OGE), with headquarters in Oklahoma City, is the parent company of Oklahoma Gas and Electric Company (OG&E), a regulated electric utility, and Enogex Inc., a natural gas pipeline and energy marketing business. OGE Energy and its subsidiaries have about 3,000 employees.

Oklahoma Gas and Electric Company serves more than 700,000 retail customers in Oklahoma and western Arkansas, and a number of wholesale customers throughout the region. OG&E, with eight power plants capable of producing about 5,700 megawatts, generates about 70 percent of its electricity from low-sulfur Wyoming coal and 30 percent from natural gas. The company delivers electricity across an interconnected transmission and distribution system spanning 30,000 square miles.


Gas and Electricity Marketing Area
Electricity Generation and Distribution
Natural Gas Processing Plants
Electric Generation Facilities
Natural Gas Storage Fields
Enogex Pipeline
Ozark Pipeline
Electric Service Area

Enogex is engaged in natural gas gathering, processing, transportation, storage and energy marketing. Enogex operates a natural gas pipeline system, principally in Oklahoma and Arkansas, with about 10,000 miles of pipe, seven active processing plants, and 31 billion cubic feet of gas storage.

OGE Energy Resources, an Enogex subsidiary, is engaged in energy marketing and related activities. Operating in the commodities markets for electricity and natural gas, Energy Resources' primary role is to optimize the generation, transmission and pipeline assets of OGE Energy.

Probably more than you realize.

We continue to produce solid financial results, and we maintain our conservative business practices and strong commitment to your dividend. We have a major new avenue for growth, at the same time reducing our business risk. The safeguards protecting your investment are stronger than ever. In this report, you'll see that we've done a lot for you lately.




We have sharpened ou

ocus on risk management.

We have taken decisive steps to produce more stable, predictable results with an ever-sharpening focus on risk in all areas of our business. We have reduced financial risk by selling assets, paying down debt and strengthening cash flow. We have reduced business risk by lowering fixed costs and mitigating our exposure to volatile commodity markets. And, we continue to balance our asset portfolio in favor of regulated operations and fee-based services.


We have set the stage to grow ou

usiness, despite lower rates.

We reached a regulatory agreement in Oklahoma in 2002 that strikes a balance for our customers and for our investors. Customers are enjoying lower electric rates now and will benefit from additional savings in the future from a new power plant. Investors will see growth in the size, scope, and we believe, earnings of their company, with the addition of the new generating capacity. It's the kind of disciplined, strategic growth our shareowners expect and the reliable, cost-efficient service our customers deserve.


We have made our commitmen

o integrity even stronger.

Corporate scandals may seem to be everywhere, but our conservative business and accounting practices have kept us out of the headlines. Still, we have made our Code of Ethics even stronger. We have given our employees new avenues and renewed encouragement to report anything that appears to conflict with our values. We are devoting more resources to ensure our full compliance with the letter and spirit of the law. And as always, we will cultivate a reputation for honesty and integrity dating back 100 years.


We have paid dividend

very quarter since 1947.

In these anxious times, we recognize our dividend holds great value for our share-owners. We remain firm in our belief that our job is to earn the dividend, not to cut it. Since Oklahoma Gas and Electric Company first offered stock to the public in 1947, OGE has never missed a quarterly dividend payment. We have never reduced the amount we pay, either. Now, that's something many companies can no longer say.

We have produced better operating results at both OG&E and Enogex.

To Our Shareowners:

Lately, it seems that safety, reliability and integrity are back in style. That's good news for companies that just a few years ago may have seemed out of step with the times.

It's good news for you.

OGE Energy Corp. remains financially strong and operationally excellent, with an unwavering focus on our core strengths in electricity and natural gas. Our string of consecutive quarterly dividend payments remains unbroken and uncut for 55 years and counting.

Still, we are working hard to improve everything we do. We want better service for our customers and better returns for our investors, and we have specific plans for both.

But, what have we done for you lately? A lot. Let's review:

Solid Performance

In a year that by all accounts was a very difficult one for American business, earnings excluding impairment charges at OGE Energy were $1.55 per share in 2002, a significant increase from $1.34 per share in 2001.

But it was a tough year, particularly in the energy industry. Shrinking volumes meant excess capacity and surplus equipment in our natural gas business, causing impairment losses of $50 million in the fourth quarter for assets the company no longer needs. As a result, our reported earnings for 2002 were $1.16 per share.

Operating results at both OG&E and Enogex improved, however. OG&E overcame a summer that was 10 percent cooler than 2001, while Enogex cut costs, restructured operations, sold assets and reduced debt by 17 percent.

Our people put in a solid performance in a year of terror alerts and persistent economic weakness, successfully navigating an important electric rate case and our company's worst-ever natural disaster, the ice storm of January 2002.

Dividend Trend

One of the important public policy questions before Congress is a proposal to end the double taxation of dividends.

We favor the proposal because it would benefit all Americans whether they own stocks or not. It makes investing more attractive and investments more valuable, encouraging companies to expand, upgrade, create jobs, and produce the real financial results that make dividends possible in the first place.

While many companies have cut or eliminated their dividend, we have stood by ours—$1.33 per share each year. But given our recent results, we have been asked lately why we don't cut it.

Our dividend is not based on current events, but on our company's expected earnings over the long term. And in the short term, our cash flow remains strong. Enogex's performance is improving and we see a path to growth at OG&E, starting with the acquisition of a new power plant.

And now, with corporate dividends gaining notice in discussions about how to improve our nation's economy, our commitment to our dividend is as strong as ever.

In the energy industry, scandals compounded a weak economy. Stock prices and credit ratings in freefall brought drastic actions as some companies exited entire lines of their formerly high-flying businesses. Many pledged to re-commit to their previously reliable core operations.

Our results demonstrate that we're not immune from the forces of the market, but we don't have the severe problems many companies in our industry now face. Like almost all energy companies, our credit ratings and stock price are lower than they were a year ago. But unlike some, we're still a solid investment-grade credit and our common stock outperformed the major indexes in 2002.

You Know Who Wins


Annual Report 1995
OGE

Lately, there's a growing sense that conservative business practices are the right ones. It's not in OGE's culture to push the edge when it comes to the rules and as a result, we have earned a reputation for integrity. It's real and people know it.

Back in 1995, we announced our commitment to continue producing steady, reliable results. Our annual report that year had a tortoise and a hare on the cover, with the title: "You Know Who Wins!" We characterized our company as the tortoise, reminding readers of the timeless fable's outcome, "Slow and steady wins the race."

We made a promise, and we have kept it. We knew you didn't see us as a scampering hare, and despite some intense pressure to behave more like one, we stayed true to our nature.

We have been angered, frankly, by the corporate scandals. When President Bush signed the Sarbanes-Oxley Act, we applauded.

Our board of directors has for many years practiced the good corporate governance points found in the new rules and regulations—conservative, transparent business and accounting, and independent, outside direction. In fact, we had our financial statements for 2000 and 2001 re-audited, with no changes to amounts previously reported. We have revisited everything we do where ethics and integrity are concerned, and reminded our employees of their importance. Now, all we can do is continue to perform.

A Pivotal Case

At this time last year, we were making the case for higher electric rates in Oklahoma, having lowered rates a number of times since our last increase in the



Steven E. Moore
Chairman, President, and Chief Executive Officer

mid-1980s. It's a familiar cycle: rates fall as cities, towns and industries grow into the available capacity for generation, transmission and distribution of electric power. Then, when it's time for capacity to expand, rates must rise to pay for it.

It has become clear that we need to invest in our system.

In 2000 and 2001, our customers set records for peak electricity demand that exceeded our capacity to generate it. To make up the difference, we purchased power in the open market. We also had identified a number of areas in our poles and wires operation in need of investment after catastrophic storms in 1999, 2000, and 2001.

We asked for a rate increase to pay for power plant expansions we had already made and for needed investment in our system.

Our modest $22 million annual rate increase proposal was on the table when we were hit by the ice storm of January 2002, the most damaging disaster in OG&E's 100-year history. We were in the process of figuring the staggering cost of repairs when regulators were presented with proposals from other parties in the rate case, each calling for annual rate *decreases* of more than $80 million.

Ultimately, we agreed to settle for a $25 million annual rate reduction, eliminating the risk of a much deeper cut—and also removing the uncertainty of protracted hearings and appeals.

The Oklahoma rate reduction is one of the difficult challenges we face this year. But we have adjusted our budgets and will work hard to minimize the impact on the value of your investment.

For the long term, the rate case settlement contains a much more important provision: our ability to acquire at least 400 megawatts of generating capacity. In the year ahead, we plan to buy one of the new power plants constructed in our region during the past few years. We intend to acquire the right plant, at the right price, with the right financing, in keeping with our conservative, disciplined growth philosophy.

We were pleased that regulators recognized the need for us to expand our generating capacity. Added to our existing fleet of power plants, the new facility will increase our efficiency and help us provide our customers with additional savings in the future.

We also believe this marks the beginning of an investment cycle in our business, which will position our regulated utility operations for additional growth.

Board Thanks Hembree, Welcomes Groendyke

This year, retiring after 18 years of service on our board of directors is H.L. Hembree III, Managing Partner of Sugar Hill Partners of Fort Smith, Ark. We wish our friend H.L. the very best in his retirement and thank him for his exceptional service and dedication to our company.

We also welcome the newest member of our board, John D. Groendyke, chairman and CEO of Groendyke Transport Inc. of Enid, Okla. He brings to OGE Energy the insight and integrity of a widely respected Oklahoma business and civic leader, and we expect his experience with business regulation, public policy, and environmental stewardship to serve us well.

Charting a Course

One of the important challenges we brought on ourselves last year was a comprehensive review of our corporate strategy. It was time—deregulation delayed indefinitely, economic recession compounded by consumer anxiety, the energy sector in turmoil, and our own results not being what we want.

That review produced a new vision:

A regional, utility-focused energy business recognized for strong financial performance and operational excellence

The public appetite for risk has declined. The deregulation movement has stopped. Real results from transparent operations are required. Our strategy will reflect all of this, with the bulk of our assets and earnings in regulated utility operations, supplemented by unregulated businesses in supporting roles.

OG&E's acquisition of a new power plant will be the first big step in moving toward a mix of 70 percent regulated operations and 30 percent unregulated, from roughly a 65/35 split now.

We continue to reduce risk in our unregulated businesses. Enogex is narrowing its focus as a midstream gas pipeline company principally to its core operations in natural gas gathering, transportation and storage. These fee-generating businesses are less susceptible to commodity volatility than gas processing or exploration. With new leadership, restructured operations, lower costs and redesigned business processes, we expect Enogex to produce stronger, more consistent results.

Energy marketing, the source of so many companies' troubles, is something we will continue to do—in our own, conservative way. Our gas marketing activity focuses on managing risk and optimizing the use of the Enogex pipelines and storage facilities. Our electricity marketing activity focuses on any excess output from OG&E's power plants. Trading for trading's sake, as a revenue or profit center, is not something we do. That's a big reason why we still have a small marketing and trading operation when so many around us have closed.

We don't have to find a new direction. But to stay on course, we believe strongly that we must continue to develop and refine our business processes. In the year ahead, we will continue this work. It's not just about cutting costs, but about increasing our capabilities and doing things better. Reducing expenses *and* increasing revenues are both part of the equation as we find ways to serve our customers faster and more reliably.

As always, it is about operational excellence.

We've Done A Lot

These are times of great challenge, but also of great opportunity. In 2002, our people were put to one big test after another. They responded in ways big and small. Some won awards, others remain unknown. All contributed to OGE Energy Corp.'s reputation for integrity.

Every day, they prove that around here, Operational Excellence is much more than words. If you ask a year from now what these people have done for you lately, the answer again will be:

A lot.

Sincerely,

Steven E. Moore
Chairman, President, and
Chief Executive Officer

We are adapting to the changing landscape in our industry.

Transition

Last year was one of transition for OGE Energy—from a strategy driven by deregulation, to a plan for utility-focused growth and lower risk. It's not a radical shift—we're adapting to the changing landscape in our industry, not changing our core business. We will continue to pursue operational excellence in our electric utility and natural gas pipeline with well-positioned assets, great people, and ever-improving business processes.

OG&E, the electric utility, has a 100-year record of success. We are confident that with a renewed focus on traditional regulation, that record will continue. Enogex, the natural gas pipeline, has begun an overhaul geared to making the business more focused and less volatile, which in turn will make it a more reliable contributor to OGE Energy's financial results.



One of our strengths is our diverse and reliable collection of generating assets. Our coal-fired plants are among the nation's most cost-efficient and our gas-fired plants are served by our own pipeline system.

More Power

Perhaps the most important initiative we're taking on in 2003 is the acquisition of a new power plant. This is where our 2002 Oklahoma electric rate case settlement and our utility-focused vision come together. The settlement encourages us to add at least 400 megawatts of generating capacity.

Pursuing opportunities they believed would come with deregulation, companies with merchant-generating ambitions built a number of new plants during the last few years. Many of them are in our region, near the source of the natural gas required to fuel them.

The over-building of merchant generation, coupled with the uncertainty surrounding deregulation, has dramatically altered the prospects for these plants. We have not been, nor do we plan to be, a merchant generator. The Oklahoma Corporation Commission, recognizing our strong track record as an operator of regulated power-generation assets, agreed it is in our customers' best interest for us to expand our regulated fleet. Our job is to ensure that as we serve our customers' interests, we serve our investors as well.

We plan to finance the acquisition of a new plant with a mix of new debt and equity that balances our investment-grade credit rating with the value of OGE common stock currently held in investment portfolios.

Embracing the Wind

The new gas-fired plants contain advancements in technology that make them highly efficient. To supplement that efficiency, we want to take the next big step—offering power generated from nothing but pure air.

We have asked for proposals from wind-power developers to establish one of the largest utility-specific wind programs in the United States, seeking a large-scale producer to provide 50 megawatts of wind-generated electrical output.

We will offer this output, which we expect will cost more than conventional generation, to our customers as an option. Our goal is to have this option available by autumn 2004.

We believe that many of our customers may choose to buy electricity generated from renewable resources, even if it is more expensive. Certainly, we prefer a careful first step that allows them to decide for themselves.



Oklahoma has excellent potential for generating electricity from the wind. We have initiated one of the largest wind power programs in the nation, with plans to offer wind-generated electricity to our customers by late 2004.

Better Balance

To improve financial performance at Enogex, we have initiated a number of programs that are reducing the risk profile of the company. We will cut costs by approximately $33 million by 2004, in large part by operating and maintaining fewer assets.

Proceeds from asset sales, more than $100 million, have enabled us to pay down debt and reduce interest expenses.

We have conducted a complete review of our unregulated businesses and restructured them with a narrower focus on operations that generate income from fees, and are less susceptible to commodity price swings.

We have exited the exploration and production business altogether. In natural gas processing, where profits are pinned to market prices for natural gas liquids, we have guarded against losses by managing risk, optimizing operations of the processing plant fleet, changing contracts or assessing a default processing fee.

We are redesigning our business processes in the field and in our commercial operations, sharply focused on natural gas transportation and storage. We intend to provide excellent service in these fee-based businesses to customers including utilities, local gas distribution companies, electric generators, gas marketers, and industrial companies.

In the year ahead, we will implement a number of improved business processes along with major upgrades and consolidations in technology and information systems. We have rebalanced our portfolio where about 85 percent of our projected operating margins in 2003 will come from fee-based businesses. Processing, where we have dramatically reduced our exposure to downside risk, will account for only 10 percent of our gross margins.

Having reduced the business risk and financial risk throughout the company, we are stepping up our risk management programs as well—especially in ensuring the creditworthiness of the companies with which we do business.



Award-winning Performance

A terrible ice storm covering the northern half of Oklahoma caused widespread damage in January 2002, leaving nearly one-third of OG&E's electric customers without power. It was by far the company's worst-ever disaster, and that's saying something after the record-breaking tornadoes, ice and wind storms of 1999, 2000, and 2001.

Restoring power to 200,000 customers was the first order of business. After that was accomplished, workers restored hundreds of miles of high-voltage transmission lines linking power plants with OG&E customers in hundreds of cities and towns. Just in time to carry summer's heavy load, all the lines were back up.

OG&E's plans, practices and people were put to the test. Once again, the company's response caught the eye of the Edison Electric Institute. For the third time in four years, OG&E was awarded EEI's Emergency Response Award, the nation's highest distinction for disaster recovery.

A Formula for Growth

In 2002 we mapped the current state of our utility business processes and began to redesign every one to deliver better service to customers. We have already implemented some new programs. One example is an automated return telephone call to every customer who calls us to report a power outage, to confirm that their service has been restored before our crews leave their neighborhood.

Early reviews indicate the customers love it, and it's only the beginning. Many more process improvements are coming in 2003. Over the next few years, we expect OG&E and Enogex to be transformed into process-focused organizations to further enhance our customer service.

We expect these new processes to be more efficient and reduce our operating costs, but that's only one benefit, not the whole point. The point is to do our job better and as a result, to improve the return on the investment we have made in the assets we operate. Once we have proven we have the right processes, then we may apply them to new assets—thoughtfully considered for acquisition under a philosophy of disciplined growth in keeping with our utility-focused strategy.

We are improving the quality of life in the communities we serve.

Spreading the Word about Keeping it Clean

Every year, the College of Public Health at the University of Oklahoma recognizes outstanding accomplishment in environmental stewardship and education with its annual Dan J. Macer Award. OGE Energy Corp. won the award for the fourth time in 2002, a year in which the company brought the U.S. Department of Energy's Annual Clean Cities Conference to Oklahoma City, attracting more than 1,000 environmental leaders and policymakers from across the United States. As part of the conference, OGE hosted ScienceFest, a fun-filled day of environmental education for more than 1,000 school kids. OGE continues a strong commitment to sponsor and support a variety of programs to support the environment we all share.

Really Affordable Housing

One problem with "affordable housing" is that the homes haven't necessarily come equipped with the best heating and cooling equipment. Lately, in OG&E's service territory, they do. The City of Oklahoma City is revitalizing some of its older neighborhoods with brand-new homes, and OG&E is pitching in with expertise in geothermal heating and cooling technology. It means less energy consumption and lower monthly bills for the families who purchase the new homes, while restoring health, safety, and productivity to our community. Everybody wins, and so does our environment.



This new home is part of a program to revitalize aging neighborhoods in Oklahoma City. We made sure this home, and others like it, are equipped with the latest geothermal heating and cooling technology, resulting in low monthly bills for residents.

Cool Zones

Summertime heat can be dangerous, but some people are still reluctant to turn on fans or air conditioners for fear of high electric bills. We don't want summer to bring danger, so we led the way in establishing "cool zones" in many of the communities we serve. In conjunction with community action agencies and local governments, we coordinated programs enabling people to pick up a phone and get a free ride to a public library or similar safe, cool place during the heat of the day. It's quite possible this has saved someone's life, and we think that's pretty cool.

Linking Neighborhoods

OG&E, in partnership with the nationwide Neighborhood Link community network, has made it possible for every neighborhood and homeowners association in the Oklahoma City metropolitan area to have its own free, interactive website. Each neighborhood's site provides community calendars, neighborhood watch schedules and information, newsletters, and the like. We believe that strong neighborhoods make strong communities, and that's good business for us. Again, everybody wins.

We are strongly committed to the dividend, and to continuing our record of generating the cash flow and earnings required to sustain it.

OGE Energy Corp. common stock data

	2002	2001	2000	1999	1998	1997
Earnings per Average Common Share*	**$ 1.16**	$ 1.29	$ 1.89	$ 1.94	$ 2.04	$ 1.61
Dividend Declared Per Share	**$ 1.33**	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33
Dividend Payout Ratio*	**115%**	103%	70%	69%	65%	83%
Price Range	**$ 24.24-13.70**	$ 24.69-20.25	$ 24.75-16.50	$ 29.06-18.50	$ 30.00-25.63	$ 27.38-20.25
Price/Earnings Ratio-Year End*	**15.2**	17.9	12.9	9.8	14.2	16.9
Return On Equity-Year End*	**9.2%**	9.7%	13.8%	14.8%	15.9%	13.2%

Oklahoma Gas and Electric Company (in millions except EPS, before elimination of inter-segment items)

	2002	2001	2000	1999	1998	1997
Operating revenues	**$ 1,388**	$ 1,457	$ 1,454	$ 1,287	$ 1,312	$ 1,192
Operating income	**$ 239**	$ 237	$ 271	$ 270	$ 316	$ 246
Net income	**$ 126**	$ 121	$ 142	$ 139	$ 160	$ 121
Total electricity sales (millions of MWH)	**24.9**	24.9	25.3	23.8	24.4	23.4
Earnings per share	**$ 1.61**	$ 1.55	$ 1.83	$ 1.78	$ 1.98	$ 1.47
Return on equity	**13.9%**	13.1%	15.3%	15.6%	18.7%	13.9%

Enogex (in millions except EPS, before elimination of inter-segment items)

	2002	2001	2000	1999	1998	1997
Operating revenues	**$ 1,684**	$ 1,650	$ 1,997	$ 1,018	$ 458	$ 284
Gross margin on revenues	**$ 211**	$ 189	$ 208	$ 158	$ 89	$ 82
Operating income*	**$ (3)**	$ 34	$ 64	$ 57	$ 19	$ 19
Net income (loss)*	**$ (22)**	$ (5)	$ 20	$ 22	$ 9	$ 16
Earnings (loss) per share*	**$ (0.28)**	$ (0.06)	$ 0.28	$ 0.10	$ 0.20	$ 0.21
Return (loss) on equity*	**(5.1)%**	(1.2)%	4.5%	6.8%	4.7%	12.0%
Pipeline throughput (bcf)	**604**	640	734	483	198	167

* The company recognized pre-tax impairment charges of $50.1 million ($30.7 million after tax) and $6.0 million ($3.7 million after tax) in 2002 and 2001, respectively. These impairment charges relate to the disposition of certain assets no longer needed in the Company's businesses and are included in the amounts listed above.

Reported earnings per share of $1.16 and $1.29 in 2002 and 2001, respectively, resulted from impairment losses of $50 million and $6 million, respectively, for certain assets no longer needed in the company's business. Excluding impairment charges, the company's earnings in 2002 would have been $1.55 per share, a significant increase from $1.34 per share in 2001. Operating results at both OG&E and Enogex improved, excluding impairment charges, despite the fact that summer temperatures in the OG&E service area were 10 percent cooler than in 2001. Enogex cut costs, restructured operations, sold assets, and reduced debt by 17 percent. Cash flow remains strong, continuing to meet the company's capital needs and payment of dividends.

Operating Revenues
in millions


2002 $3,024
2001 $3,064
2000 $3,184
1999 $2,104
1998 $1,570

Non-Fuel O&M Expenses
per system megawatt hour


2002 $10.91
2001 $11.31
2000 $10.35
1999 $10.53
1998 $9.97

*Operating Income**
in millions


2002 $236
2001 $271
2000 $335
1999 $324
1998 $336

* Including impairment charges. See footnote on page 18.

*Net Income**
in millions


2002 $91
2001 $101
2000 $147
1999 $151
1998 $166

* Including impairment charges. See footnote on page 18.

Cash Flow from Operations
in millions


2002 $268
2001 $491
2000 $214
1999 $199
1998 $278

Net Interest Expense
in millions


2002 $109
2001 $123
2000 $129
1999 $97
1998 $67

Summary of OGE Energy Corp. 2002 Management's Discussion and Analysis, Financial Overview, Results of Operations, and Outlook for 2003



To our Shareowners:

The Finance and Accounting professionals at OGE Energy Corp. work each day with a common vision: **Conservative Financial Practices, Consistently Applied.** This approach to our work has served us well and with this annual report, we renew our commitment to clear and complete financial reporting. The pages that follow are a summary of the Management's Discussion and Analysis that will accompany this report as a separate document, Appendix A to OGE Energy Corp.'s 2003 Proxy Statement.

We realize that some investors devour every detail, while others prefer highlights and summaries. We have adopted this format to suit both.

As always, should you have any questions, please don't hesitate to contact us.

Sincerely,

James R. Hatfield

James R. Hatfield
Senior Vice President and
Chief Financial Officer

This abbreviated financial presentation should not be considered a substitute for the full Management's Discussion and Analysis, Financial Statements and notes distributed to all shareowners with this annual report. The full financial statements, notes, discussion and analysis are available from the company.

Management's Discussion and Analysis

OGE Energy Corp. (collectively with its subsidiaries, the "Company") is an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central United States. The Company conducts these activities through two business segments, the Electric Utility and the Natural Gas Pipeline segments.

The Electric Utility segment generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas. Its operations are conducted through Oklahoma Gas and Electric Company ("OG&E") and are subject to regulation by the Oklahoma Corporation Commission ("OCC"), the Arkansas Public Service Commission and the Federal Energy Regulatory Commission ("FERC").

The Natural Gas Pipeline segment is conducted through Enogex Inc. and its subsidiaries ("Enogex") and consists of three related businesses: (i) the transportation and storage of natural gas, (ii) the gathering and processing of natural gas, and (iii) the marketing and trading of natural gas (collectively, the "pipeline businesses").

In early 2002, the Company completed a review of its business strategy that was largely driven by the anticipated deregulation of the retail electric markets in Oklahoma and Arkansas. Due to a variety of factors including the current efforts to repeal the Oklahoma

Electric Restructuring Act of 1997 and the recent repeal of the restructuring law in Arkansas, the Company does not anticipate that deregulation of the electricity markets in Oklahoma or Arkansas will occur in the foreseeable future. The strategic direction of the Company has been revised to reflect these developments. As a result, the Company expects potentially slower earnings growth than associated with deregulation but with less variability of those earnings.

The Company's business strategy will utilize the diversified asset position of OG&E and Enogex to provide energy products and services to customers primarily in the south central United States. The Company will focus on those products and services with limited or manageable commodity exposure.

The Company intends for OG&E to continue as an integrated utility engaged in the generation and the distribution of electricity and to represent over time approximately 70 percent of the Company's consolidated assets. The remainder of the Company's assets will be in Enogex's pipeline businesses. In addition to the incremental growth opportunities that Enogex provides, the Company believes that Enogex's risk management capabilities, commercial skills and market information provide value to all of the Company's businesses.

Federal regulation in regard to the operations of the wholesale power market may change with the proposed Standard Market Design initiative at the FERC. In addition, Oklahoma and Arkansas legislatures and utility commissions may propose changes from time to time that could subject the utilities to market risk. Accordingly, the Company is applying risk management practices to all of its operations in an effort to mitigate the potential adverse effect of any future regulatory changes.

In the near term, OG&E plans on increasing its investment and growing earnings largely through the acquisition of a merchant power plant. As part of the OCC's rate order on November 20, 2002, OG&E is seeking to purchase an electric power plant with at least 400 megawatts ("MW") of generating capacity and to include the cost of such plant in its rate base. Given the surplus power in the region, the Company believes there is a continuing opportunity to purchase existing power plants at prices below the cost to build. This should enable OG&E to generate electricity for its customers at prices below those being paid by OG&E under existing qualified cogeneration and small power production producers' contracts.

Enogex initiated a program in 2002 to improve its financial performance. As a part of this performance improvement program, Enogex has sold approximately $103.8 million in assets, reduced debt by 17 percent, reduced its number of employees by 12 percent and reorganized its operations. In addition to improving its earnings, Enogex will continue to take actions to reduce its exposure to commodity prices by, among other things, mitigating its exposure to keep whole processing arrangements and reducing earnings volatility.

Forward-Looking Statements

Except for the historical statements contained herein, the matters discussed in the following discussion and analysis, including the discussion in "2003 Outlook", are forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate", "estimate", "expect", "objective", "possible", "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; prices of electricity, natural gas and natural gas liquids, each on a stand-alone basis and in relation to each other; business conditions in the energy industry; competitive factors including the extent and timing of the entry of additional competition in the markets served by the Company; unusual weather; state and federal legislative and regulatory decisions and initiatives; changes in accounting standards, rules or guidelines; creditworthiness of suppliers, customers, and other contractual parties; actions by ratings agencies; and the other risk factors listed in the reports filed by the Company with the Securities and Exchange Commission.

Overview

The Company reported earnings of $1.16 per share in 2002 compared to earnings of $1.29 per share in 2001. The reduced earnings were primarily due to impairment losses of $0.39 per share in the fourth quarter of 2002 for Enogex and the Company. Excluding impairment charges, the Company's earnings in 2002 would have been $1.55 per share compared to $1.34 per share in 2001, when the Company reported a $0.05 per share impairment charge. The Company's results for 2002 and 2001 include $0.12 per share and $0.09 per share, respectively, from discontinued operations.

OG&E contributed $1.61 per share in 2002 compared to $1.55 per share in 2001. The improvement in financial performance at OG&E is primarily attributable to lower operating and maintenance expenses, lower interest expenses and increased growth in OG&E's service territory partially offset by lower levels of natural gas transportation cost recovered, lower recoveries of fuel costs from Arkansas customers, loss of revenue resulting from the January 2002 ice storm, lower kilowatt-hour sales to other utilities and power marketers, milder weather and higher depreciation expense.

Enogex's operations, including discontinued operations, resulted in a loss of $0.28 per share in 2002 compared to a loss of $0.06 per share in 2001. The reduced earnings were primarily attributable to impairment losses of $0.38 per share in the fourth quarter of 2002 related to the disposition of gas processing plants and compression assets that were no longer needed in Enogex's business. Absent impairment charges in 2002 and 2001 and including discontinued operations, Enogex would have earned $0.10 per share in 2002 compared with a loss of $0.01 per share in 2001.

The results of the holding company reflect a loss of $0.17 per share in 2002 compared to a loss of $0.20 per share in 2001. The reduced loss was primarily attributable to lower interest expenses partially offset by a lower income tax benefit and an impairment loss in the fourth quarter of 2002 related to the Company's aircraft.

2003 Outlook

The Company currently expects that earnings in 2003 will be between $1.35 and $1.45 per share, assuming, among other things, normal weather and continued customer growth in the electric utility service area and improved performance at Enogex. The Company anticipates a contribution of approximately $112 to $118 million from OG&E, approximately $14 to $16 million from Enogex and a loss of approximately $14 million at the holding company.

The Company has assumed approximately 83.5 million average common shares outstanding for 2003, up from approximately a 78.1 million average in 2002. The Company plans to issue equity in 2003 to support the capital structure at the utility for its purchase of generation and for other corporate purposes including the repayment of short-term debt. The Company plans to issue equity through a combination of a public offering and the issuance of shares through its Dividend Reinvestment Plan. The amount, method of issuance and timing cannot be determined at this time but will be dependent upon, among other things, the timing of, and the cost to, purchase a generation facility and market conditions.

During 2003, OG&E expects operating revenues to decrease approximately $10.0 million, which reflects the $25.0 million rate reduction under the Settlement Agreement and approximately a $3.0 million reduction due to the expiration in June 2002 of the Generation Efficiency Performance Rider. These decreases are expected to be partially offset by approximately two percent growth in electric usage (of approximately $14.0 million) and normalized weather (of approximately $4.0 million). OG&E expects an increase in operating and maintenance expenses of approximately $10.0 million partially offset by an increase in other miscellaneous income items of approximately $3.0 million.

During 2002, Enogex evaluated, redesigned and reorganized its internal work processes in order to achieve cost reductions and revenue enhancements within its businesses. Enogex is beginning to see the positive results of these efforts and expects continued improvement during 2003. As stated above, Enogex manages its operations along three related businesses: transportation and storage; gathering and processing; and marketing and trading. In 2003, these businesses are expected to produce a gross margin of approximately $223 million, a $12 million reduction from 2002 including discontinued operations.

Enogex expects to continue to seek opportunities to rationalize its asset base in an effort to lower costs and increase the return on its asset base. The impairment of assets recorded in 2002 reflects these opportunities.

The Company expects to continue to rationalize its compression and processing asset base, which may lead to future impairment charges. The Company does not currently anticipate that future charges, if any, will be of the magnitude recorded in 2002. The magnitude and timing, of these charges will be driven largely by the actual and projected utilization of compression and processing assets and the disposal value of any assets determined as surplus.

Dividend Policy

The Company's dividend policy is determined by the Board of Directors and is based on numerous factors, including management's estimation of the long-term earnings power of its businesses. The target payout ratio for the Company is to pay out as dividends approximately 75 percent of its earnings on an annual basis. The target payout ratio has been determined after consideration of numerous factors, including the largely retail composition of our shareholder base, our financial position, our growth targets, the composition of our assets and investment opportunities.

On an operating basis excluding impairment charges, the Company's earnings per share for 2002 exceeded the dividend rate of $1.33 per share. While the dividend payout ratio is expected to exceed the target payout ratio in 2003, management after considering estimates of future earnings and numerous other factors, expects at this time that it will continue to recommend to the Board of Directors a continuance of the current dividend rate.

Results of Operations

In reviewing its consolidated operating results, the Company believes that it is appropriate to focus on operating income as reported in its Consolidated Statements of Income. Included in the 2002 operating income is a pretax impairment charge of approximately $50.1 million. These impairments, primarily for the disposition of Enogex natural gas processing and compression assets that were no longer needed in Enogex's business, were made in accordance with accounting principles generally accepted in the United States and significantly reduced 2002 operating results. Operating income was approximately $235.7 million, $270.9 million and $334.6 million in 2002, 2001 and 2000, respectively. Amounts listed above exclude the results of Enogex's E&P business, NuStar and Belvan, which were sold during 2002 and 2003 and which are reported as discontinued operations.

OG&E's operating income increased approximately $2.5 million or 1.1 percent in 2002 as compared to 2001. The increase in operating income was primarily attributable to a slightly higher gross margin due to growth in electric usage in OG&E's service territory and slightly lower operating expenses.

Enogex's operating income for 2002 decreased approximately $37.4 million or 108.7 percent as compared to 2001. The decrease was primarily attributable to impairment losses in the fourth quarter of 2002 related to gas processing plants and compression assets, which Enogex determined were no longer needed in its business. Absent the impairment charges, Enogex's operating income for 2002 would have been approximately $10.9 million higher than in 2001 primarily due to improved gross margins in transportation and storage and in marketing and trading, which were only partially offset by increased operating and maintenance expenses for transportation and storage and decreased gross margins in gathering and processing.

Contingencies and Market Risk

The risk management process established by the Company is designed to measure both quantitative and qualitative risks in its businesses. A corporate risk management department, under the direction of a corporate risk management committee, has been established to review these risks on a regular basis. The Company is exposed to market risk in its normal course of business, including changes in certain commodity prices and interest rates. The Company engages in price risk management for both trading and nontrading purposes.

The company has exposure to a number of contingencies which are fully discussed in the Management's Discussion and Analysis and the Notes to Financial Statements contained in the appendix to the proxy and Form 10-K.

Condensed Consolidated Statements of Income

Year ended December 31 *(in millions except per share data)*	2002	2001	2000
Operating Revenues	$ 3,023.9	$ 3,064.4	$ 3,184.4
Cost of Goods Sold	2,120.3	2,185.6	2,275.3
Operating Income	235.7	270.9	334.6
Net Other Income (Expense)	(1.0)	(1.1)	0.6
Net Interest Expense	109.1	123.0	129.4
Income Tax Expense	44.6	52.9	72.0
Income From Continuing Operations	81.0	93.9	133.8
Income From Discontinued Operations, net of tax	9.8	6.7	13.2
Net Income	$ 90.8	$ 100.6	$ 147.0
Earnings from Continuing Operations	$ 1.04	$ 1.20	$ 1.72
Earnings from Discontinued Operations, net of tax	0.12	0.09	0.17
Earnings per Average Common Share	$ 1.16	$ 1.29	$ 1.89

Condensed Consolidated Balance Sheets

December 31 *(in millions)*	2002	2001
Assets		
Total Current Assets	$ 596.9	$ 493.6
Other Property and Investments, at cost	27.2	40.4
Net Property, Plant and Equipment of Continuing Operations	3,204.3	3,166.4
Net Property, Plant and Equipment of Discontinued Operations	42.8	94.8
Net Property, Plant and Equipment	3,247.1	3,261.2
Total Deferred Charges and Other Assets	256.0	201.4
Total Assets	$ 4,127.2	$ 3,996.6
Liabilities and Stockholders' Equity		
Total Current Liabilities	$ 736.8	$ 606.0
Long-term Debt	1,501.9	1,526.3
Total Deferred Credits and Other Liabilities	904.6	823.7
Total Stockholders' Equity	983.9	1,040.6
Total Liabilities and Stockholders' Equity	$ 4,127.2	$ 3,996.6

Condensed Consolidated Statements of Cash Flows

Year ended December 31 *(in millions)*	2002	2001	2000
Cash and Cash Equivalents at Beginning of Period	$ 32.5	$ 0.5	$ 3.5
Cash used from continuing operations			
Net cash provided from operating activities	267.7	491.2	213.5
Net cash used in investing activities	(233.3)	(210.5)	(157.4)
Net cash used in financing activities	(104.5)	(282.0)	(62.2)
Net cash provided from discontinued operations	67.1	33.3	3.1
Cash and Cash Equivalents at End of Period	$ 29.5	$ 32.5	$ 0.5

Report of Independent Auditors on Condensed Financial Statements

The Board of Directors and Shareowners
OGE Energy Corp.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets and statements of capitalization of OGE Energy Corp. at December 31, 2002 and 2001, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2002 (not presented separately herein) and in our report dated January 24, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements on page 24 is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Oklahoma City, Oklahoma
January 24, 2003

OGE Energy historical performance

(in millions except per share data)	**2002**	2001	2000	1999
Selected Financial Data				
Operating revenues	$ **3,023.9**	$ 3,064.4	$ 3,184.4	$ 2,104.1
Cost of goods sold	**2,120.3**	2,185.6	2,275.3	1,262.0
Gross margin on revenues	**903.6**	878.8	909.1	842.1
Other operating expenses	**667.9**	607.9	574.5	518.1
Operating income	**235.7**	270.9	334.6	324.0
Other income (a)	**3.7**	3.1	4.2	2.2
Other expense (a)	**4.7**	4.2	3.6	2.6
Interest charges	**109.1**	123.0	129.4	97.4
Income from continuing operations	**81.0**	93.9	133.8	140.0
Income (loss) from discontinuing operations, net of tax	**9.8**	6.7	13.2	11.3
Net income	**90.8**	100.6	147.0	151.3
Preferred dividend requirements	**–**	–	–	–
Earnings available for common	$ **90.8**	$ 100.6	$ 147.0	$ 151.3
Long-term debt	$ **1,501.9**	$ 1,526.3	$ 1,648.5	$ 1,140.5
Total assets	$ **4,127.2**	$ 3,996.6	$ 4,319.6	$ 3,921.3
Earnings from continuing operations	$ **1.04**	$ 1.20	$ 1.72	$ 1.80
Earnings (loss) from discontinuing operations, net of tax	$ **0.12**	$ 0.09	$ 0.17	$ 0.14
Earnings per average common share	$ **1.16**	$ 1.29	$ 1.89	$ 1.94
Common Stock Statistics				
Dividends declared per share	$ **1.33**	$ 1.33	$ 1.33	$ 1.33
Dividends paid per share	$ **1.33**	$ 1.33	$ 1.33	$ 1.33
Allowance for funds used during construction per average share, net	$ **0.01**	$ 0.01	$ 0.03	$ 0.01
Book value	$ **12.53**	$ 13.34	$ 13.66	$ 13.09
Market price	$ **17.600**	$ 23.080	$ 24.440	$ 19.000
Price/Earnings ratio	**15.2**	17.9	12.9	9.8
Average shares outstanding (millions)	**78.1**	77.9	77.9	77.9
Actual shares outstanding (millions)	**78.5**	78.0	77.9	77.9
Number of shareowners	**32,809**	33,945	36,326	37,233
Capitalization Ratios (b)				
Common equity	**39.58%**	40.54%	39.23%	47.20%
Cumulative preferred stock	**–**	–	–	–
Long-term debt	**60.42%**	59.46%	60.77%	52.80%
Interest Coverages				
Before federal income taxes (including AFUDC)	**2.20X**	2.20X	2.66X	3.39X
(excluding AFUDC)	**2.19X**	2.19X	2.64X	3.38X
After federal income taxes (including AFUDC)	**1.81X**	1.79X	2.09X	2.50X
(excluding AFUDC)	**1.80X**	1.78X	2.07X	2.49X
Miscellaneous Statistics				
Customers	**718,513**	709,797	702,402	697,995
Mwh sales (millions)	**24.9**	24.9	25.3	23.8
Mw generating capability (thousands):				
Year end	**5.7**	5.7	5.8	5.5
Time of peak	**5.7**	5.7	5.7	5.6
Mw peak demand (thousands):	**5.7**	5.8	5.8	5.7
Fuel (Generation only):				
Mix (kwh generated):				
Gas	**28%**	27%	26%	29%
Coal	**72%**	73%	74%	71%
Cost per million Btu:				
Gas	$ **3.78**	$ 4.91	$ 4.93	$ 3.14
Coal	$ **0.93**	$ 0.81	$ 0.87	$ 0.85
Weighted average	$ **1.77**	$ 1.97	$ 1.96	$ 1.54
Construction expenditures (millions)	$ **234.5**	$ 211.7	$ 167.2	$ 181.2
Average residential customer sales (annual):				
Revenue	$ **907.95**	$ 952.32	$ 957.54	$ 860.98
Usage (kwh)	**13,095**	13,131	13,264	12,546
Price per kwh (cents)	**6.93**	7.25	7.22	6.86

(a) The net amount of other income and expense is shown for 1997 and prior years.

(b) Capitalization ratios = [Stockholder's equity/(Stockholder's equity + Long-term debt)] and [Long-term debt/(Stockholders' equity + Long-term debt)].

1998	1997	1996	1995	1994	1993	1992
$ 1,569.9	$ 1,405.6	$ 1,368.9	$ 1,291.7	$ 1,349.9	$ 1,445.2	$ 1,314.3
755.4	662.4	618.5	564.3	606.1	742.2	657.3
814.5	743.2	750.4	727.4	743.8	703.0	657.0
478.2	479.1	474.7	454.6	472.3	435.1	418.6
336.3	264.1	275.7	272.8	271.5	267.9	238.4
5.5	4.4	–	0.8	–	–	–
4.2	–	0.1	–	2.2	1.3	0.8
67.1	66.5	68.0	77.7	74.5	79.6	76.7
161.3	126.8	128.6	122.8	120.6	114.1	100.3
4.5	5.8	4.7	2.4	3.2	0.2	(0.6)
165.8	132.6	133.3	125.2	123.8	114.3	99.7
0.7	2.3	2.3	2.3	2.3	2.3	2.3
$ 165.1	$ 130.3	$ 131.0	$ 122.9	$ 121.5	$ 112.0	$ 97.4
$ 935.6	$ 841.9	$ 829.3	$ 843.9	$ 730.6	$ 838.7	$ 838.7
$ 2,983.9	$ 2,765.9	$ 2,762.4	$ 2,754.9	$ 2,782.6	$ 2,731.4	$ 2,590.0
$ 1.99	$ 1.54	$ 1.56	$ 1.49	$ 1.46	$ 1.39	$ 1.22
$ 0.05	$ 0.07	$ 0.06	$ 0.03	$ 0.04	$ 0.00	$ (0.01)
$ 2.04	$ 1.61	$ 1.62	$ 1.52	$ 1.50	$ 1.39	$ 1.21
$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33
$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33	$ 1.33
$ 0.01	$ 0.01	$ 0.01	$ 0.02	$ 0.02	$ 0.01	$ 0.01
$ 12.91	$ 12.20	$ 11.91	$ 11.61	$ 11.42	$ 11.24	$ 11.18
$ 29.000	$ 27.343	$ 20.875	$ 21.500	$ 16.563	$ 18.500	$ 17.063
14.2	16.9	12.8	14.1	11.0	13.3	14.1
80.8	80.7	80.7	80.7	80.7	80.7	80.6
80.8	80.8	80.8	80.7	80.7	80.7	80.7
39,008	41,893	44,544	44,594	44,464	36,201	37,081
52.72%	52.50%	52.26%	51.19%	54.13%	50.51%	50.36%
–	2.63%	2.68%	2.73%	2.94%	2.78%	2.79%
47.28%	44.87%	45.06%	46.08%	42.93%	46.71%	46.85%
4.84X	4.11X	4.07X	3.48X	3.59X	3.32X	3.05X
4.82X	4.10X	4.06X	3.46X	3.58X	3.32X	3.04X
3.31X	2.98X	2.94X	2.59X	2.64X	2.43X	2.29X
3.30X	2.97X	2.93X	2.57X	2.62X	2.42X	2.28X
696,100	690,200	683,788	676,950	669,705	658,713	652,187
24.4	23.4	23.0	22.7	21.2	23.3	23.4
5.6	5.6	5.6	5.6	5.6	5.6	5.7
5.6	5.6	5.6	5.6	5.6	5.7	5.7
5.5	5.3	5.2	5.1	5.1	5.0	4.6
32%	19%	21%	23%	28%	30%	30%
68%	81%	79%	77%	72%	70%	70%
$ 2.83	$ 3.60	$ 3.61	$ 3.19	$ 3.58	$ 3.64	$ 3.48
$ 0.85	$ 0.84	$ 0.83	$ 0.83	$ 0.78	$ 1.16	$ 1.18
$ 1.48	$ 1.39	$ 1.45	$ 1.41	$ 1.58	$ 1.92	$ 1.88
$ 235.2	$ 163.6	$ 150.2	$ 153.5	$ 136.3	$ 128.1	$ 140.3
$ 900.94	$ 801.74	$ 817.62	$ 811.10	$ 828.86	$ 861.72	$ 779.21
13,342	12,133	12,178	11,786	11,724	11,688	10,664
6.75	6.61	6.71	6.88	7.07	7.37	7.31

Our management and board of directors

Management

Steven E. Moore
Chairman of the Board, President, and Chief Executive Officer
OGE Energy Corp.,
OG&E Electric Services

Al M. Strecker
Executive Vice President,
Chief Operating Officer
OGE Energy Corp.,
OG&E Electric Services

Peter B. Delaney
Executive Vice President,
Finance and Strategic Planning,
OGE Energy Corp.,
Chief Executive Officer,
Enogex Inc.

James R. Hatfield
Senior Vice President,
Chief Financial Officer
OGE Energy Corp.,
OG&E Electric Services

Jack T. Coffman
Senior Vice President
Power Supply
OG&E Electric Services

Melvin D. Bowen Jr.
Vice President
Electric Services
OG&E Electric Services
Retired March 1, 2003

Carla D. Brockman
Corporate Secretary
OGE Energy Corp.,
OG&E Electric Services

Michael G. Davis
Vice President
Process Management
OG&E Electric Services

Steven R. Gerdes
Vice President
Utility Operations and
Shared Services
OGE Energy Corp.,
OG&E Electric Services

Gary D. Huneryager
Internal Audit Officer
OGE Energy Corp.,
OG&E Electric Services

Donald R. Rowlett
Vice President, Controller
OGE Energy Corp.,
OG&E Electric Services

Eric B. Weekes
Treasurer
OGE Energy Corp.,
OG&E Electric Services



Left to right: Al Strecker, Gary Huneryager, Jim Hatfield, Jack Coffman, Carla Brockman, Pete Delaney, Steve Moore, Steve Gerdes, Don Rowlett, Mike Davis, Eric Weekes, Melvin Bowen

Board of Directors

Steven E. Moore
Chairman of the Board,
President and Chief
Executive Officer

Herbert H. Champlin[1,3]
President,
Champlin Exploration Inc.
Enid, Oklahoma

Luke R. Corbett[1,3]
Chairman and
Chief Executive Officer,
Kerr-McGee Corporation,
Oklahoma City
Chairman, Compensation Committee

William E. Durrett[1,2]
Senior Chairman
of the Board,
American Fidelity
Corporation,
Oklahoma City

Martha W. Griffin[2,3]
Owner, Martha Griffin
White Enterprises,
Muskogee, Oklahoma

John D. Groendyke
Chairman and CEO
Groendyke Transport, Inc.
Enid, Oklahoma

Hugh L. Hembree III[2,3]
Managing Partner,
Sugar Hill Partners
Fort Smith, Arkansas

Robert Kelley[1,3]
President,
Kellco Investments Inc.
Ardmore, Oklahoma
Chairman, Audit Committee

Ronald H. White, M.D.[2,3]
President and Chief
Executive Officer,
Cardiology Inc.,
Oklahoma City

J. D. Williams[1,2]
Firm Founder,
Williams and Jensen PC,
Washington, DC
Chairman, Nominating and Corporate Governance Committee

[1]Member of the Audit Committee

[2]Member of the Nominating and Corporate GovernanceCommittee

[3]Member of the Compensation Committee



Left to right: Ronald White, William Durrett, Martha Griffin, J.D. Williams, Steve Moore, Luke Corbett, John Groendyke, Robert Kelley, Herbert Champlin
Not pictured: H.L. Hembree

Investor information

Annual Meeting
The annual meeting of shareowners is scheduled for 10 a.m. Thursday, May 22, 2003, at the National Cowboy & Western Heritage Museum, 1700 NE 63rd St., Oklahoma City. The Board of Directors will request proxies for this meeting and statements will be mailed to shareowners on or about March 31, 2003.

Ticker Symbol Information
The New York Stock Exchange and the Pacific Exchange list OGE Energy Corp. common stock for trading under the symbol OGE. Quotes appear in daily newspapers where the common stock is listed as OGE Engy in the New York Stock Exchange table.

Stock Exchange Listings
New York Stock Exchange
OGE Energy Corp.
Common stock

OGE LISTED NYSE

OGE Capital Trust I
8.375% trust preferred securities

Pacific Exchange
OGE Energy Corp.
Common stock

Form 10-K
A copy of the Annual Report to the Securities and Exchange Commission, Form 10-K, will be furnished without charge to any shareowner upon written request by contacting:
OGE Energy Corp.
Treasurer's Office, MC-501
P. O. Box 321
Oklahoma City, OK 73101-0321

Stock Purchase Plan
This plan offers a convenient and economical way to buy and sell OGE Energy Corp. common stock. To enroll, investors are required to make a minimum initial investment of $250. Once enrolled, participants may make optional investments from at least $25 per investment up to a maximum of $100,000 per year. Additional investments may be made electronically via Internet account access. Participants may choose to have all or any portion of their dividends reinvested. Additional features of the plan include: certificate safekeeping, automatic monthly investments and direct deposit of dividends.

Online enrollment and plan materials are available on the Internet at www.oge.com or a prospectus and enrollment packet may be obtained by calling 1-800-842-7629 or by completing and returning the enclosed business reply card. Please read the prospectus carefully before enrolling in the plan.

Shareowner Information
Shareowners with questions or in need of assistance concerning their OGE stock accounts should contact OGE's transfer agent, registrar and dividend disbursing agent:

Mellon Investor Services
P. O. Box 3337
South Hackensack, NJ 07606
Phone toll free: 1-888-216-8114
Internet account access:
https://vault.melloninvestor.com/isd
or www.oge.com

Dividend Direct Deposit
Shareowners may have their dividends deposited directly into their checking, savings or money market accounts. To take advantage of this service, please contact the transfer agent.

Duplicate Annual Reports
Annual reports are typically mailed for each separate shareowner registration. To eliminate duplicate mailings please contact the transfer agent.

Additional Information
Shareowners with questions and comments may contact OGE Energy Corp. shareowner relations at (405) 553-3211. Analysts, brokers and institutional investors may contact Eric Weekes, treasurer, at (405) 553-3581.

OGE Energy Corp. employees are consistently generous contributors to the United Way. In 2002, our company's employees pledged nearly $684,000 to United Way campaigns in communities where they live and work.

Printed with vegetable-based inks on recycled paper.

OG&E

P. O. Box 321
Oklahoma City, Oklahoma
73101-0321
(405) 553-3000


Much more than I realized.